April 25, 2014

Mr. David R. Humphrey

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 3561

Washington, D.C. 20549

Re: Ark Restaurants Corp.

Form 10-K for the year ended September 28, 2013

Filed December 23, 2013

File No. 001-09453

Dear Mr. Humphrey:

We are responding to your letter dated April 9, 2014 (the “Comment Letter”), in which you provided comments on the Ark Restaurants Corp. (the “Company”, “we” or “our”) Annual Report on Form 10-K for the year ended September 28, 2013 filed on December 23, 2013. We appreciate the Staff’s comments. For ease of reference, the Staff’s comments are repeated in italics below, immediately followed by the Company’s response.

Ark Restaurant Corp. Responses

Form 10-K for the year ended September 28, 2013

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note the second paragraph of the opinion states that the audits were conducted in accordance with the auditing standards of the PCAOB. Please revise the opinion to state, if true, that the audits were conducted in accordance with the standards of the PCAOB, as the standards of the PCAOB includes not only auditing, but other types of standards.

Response: Based on discussions with its Independent Registered Public Accounting Firm, the Company notes that the audits were conducted in accordance with the standards of the PCAOB, which include but are not limited to auditing standards of the PCAOB. As a result, the Company will amend its Form 10-K.

In connection with responding to the Staff’s comments, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and.
  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey

United States Securities and Exchange Commission

April 25, 2014

We trust that this letter is fully responsive to your comments. Please do not hesitate to contact the undersigned at 212-206-8804 if you have any further questions.

Respectfully,

ARK RESTAURANTS CORP.

By: /s/ Robert J. Stewart
Robert J. Stewart
President and Chief Financial Officer